April 7, 2020

Paul Davis
Director
XRAY-TWOLF HoldCo Corporation
3025 Orchard Parkway
San Jose, California 95134

       Re: XRAY-TWOLF HoldCo Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed March 26, 2020
           File No. 333-236492

Dear Mr. Davis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2020 letter.

Amendment No. 1 to Form S-4 filed March 26, 2020

Exclusive Forum, page 190

1. We note your response to comment 8. Please disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. Please also describe any risks to investors, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, please revise to address whether there is any question as to whether a court would enforce the provision. If the provision does not apply to actions arising under the Exchange Act, please also ensure that the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
Act.
 Paul Davis
XRAY-TWOLF HoldCo Corporation
April 7, 2020
Page 2

       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNamePaul Davis                              Sincerely,
Comapany NameXRAY-TWOLF HoldCo Corporation
                                                          Division of
Corporation Finance
April 7, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName